

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 29, 2006

Gary L. Castagna, Chief Financial Officer
Amcol International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois 60004-7803

> **Re: Amcol International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
> **Filed April 29, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **Filed August 1, 2005**
> **File No. 001-14447**

Dear Mr. Castagna:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne